Exhibit 99.1

PROXY STATEMENT

2020 Annual General Meeting of Shareholders

NICE

NICE is a global enterprise cloud software leader, serving two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted. Our software is used by customer service organizations of enterprises of all sizes and verticals, and by compliance and fraud-prevention groups in leading financial institutions.

We help organizations transform customer experiences with solutions aimed at understanding consumer journeys, creating smarter hyper-personalized connections, managing omnichannel interactions and providing digital-centric self-service capabilities. We also help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes. Additionally, we help financial services organizations make experiences safer with solutions aimed at predicting needs and identifying risks to prevent money laundering and fraud, as well as ensuring compliance in real-time.

NICE is at the forefront of several industry technological disruptions: the growing maturity of analytics and AI, the adoption of cloud platforms by enterprises, the expansion of use of digital channels to communicate with customers, and the shift by financial institutions to integrated risk management solutions for end-to-end financial crime prevention. Our solutions form a comprehensive and unified portfolio based on our unique domain expertise for driving customer experience transformation and preventing financial crime as well as enhancing public safety. These solutions are built on innovative cloud platforms that are digital-first, integrating advanced analytics, AI and automation in a wide range of business applications.

Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. These organizations span all major industries, including banking, telecommunications, insurance, retail, and more.

2019 was a very successful year for NICE on multiple fronts: we achieved 9% growth in non-GAAP total revenue to a record of $1.578 billion, 28% growth in non-GAAP cloud revenue, 13% growth in non-GAAP operating income to a record of $434 million and record non-GAAP earnings per share of $5.31, which represented 12% growth. We also reported cash flow from operations of $374 million in 2019 and an increase in our recurring revenue to 72% of total revenue in 2019.

NICE LTD.
______________________________________________________

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON September 10, 2020

Notice is hereby given that the 2020 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Thursday, September 10, 2020, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey. The following items will be voted upon at the Meeting:

1.	To elect five (5) non-executive directors to the Board of Directors of the Company;
2.	To approve and ratify current D&O insurance and terms for future D&O Insurance;
3.	To approve the extension of the CEO Bonus Plan;
4.	To re-appoint the Company’s independent auditors and to authorize the Board to set their remuneration; and
5.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2019.
Approval of matters 1 and 4 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon. Approval of matters 2 and 3 will require the affirmative vote of a majority of the shares present, in person by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company. Matter 5 will not involve a vote of the shareholders.

Shareholders of record at the close of business on August 12, 2020, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours  before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company within seven (7) days of this Notice. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors (the “Board”) or pursuant to the authorization of the Board, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least six hours before the Meeting.

By Order of the Board, Tali Mirsky Corporate Vice President, General Counsel and Corporate Secretary

Date: August 6, 2020

GENERAL MEETING OF SHAREHOLDERS Table of Contents

NICE LTD.

13 Zarchin Street, Ra’annana, Israel
________________________

PROXY STATEMENT
________________________

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“NICE” or the “Company”) at the close of business on August 12, 2020, in connection with the solicitation by the Board of proxies for use at the 2020 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, September 10, 2020, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented at the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Articles of Association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Shares with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting electronically via MAGNA (as described above) at least six hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2019, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2019 on Form 20-F, which was filed with the SEC on April 6, 2020.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to NICE Ltd., 13 Zarchin Street, Ra’annana, Israel, Attn.: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, no later than ten (10) days prior to the Meeting date. Any position statement received in accordance with the applicable regulations will be filed on a Current Report on Form 6-K with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 12, 2020, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On July 31, 2020 the Company had 74,774,827 issued Shares, out of which 62,732,298 are outstanding and 12,042,529 are treasury shares held by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons known to us to beneficially own more than 5% of the Company’s outstanding Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Janus Henderson Group plc and Janus Henderson Enterprise Funds 201 Bishopsgate EC2M 3AE United Kingdom	4,894,021(2)	7.8%

___________________________________________________________________________
(1)          Based upon 62,732,298 ordinary shares issued and outstanding as of July 31, 2020.

(2)          Janus Henderson Group plc reported that these Shares are held by managed portfolios. This information is based upon a Schedule 13G/A filed by Janus Henderson Group plc with the SEC on February 13, 2020.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s Amended and Restated Articles of Association, the Board is to consist of not less than three (3) and not more than thirteen (13) directors. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect five (5) members to the Board, aside from the three (3) outside directors of the Company. All the nominees for election qualify as “independent directors” under the NASDAQ listing rules and Companies Law and regulations, as discussed below.

The Company’s Board wishes to be comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely: Messrs. David Kostman and Rimon Ben-Shaul, and members who provide industry acumen and expertise and bring global perspectives to the Board, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan. In addition, we have three outside directors, appointed as mandated by the Companies Law, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Mr. Falk and Ms. Dvir were elected for an additional three year term at the 2019 annual general meeting of the Company, and Ms. Simon was elected for an additional three year term at the 2018 annual general meeting of the Company, and therefore they are not standing for reelection this year. This combination positions the Board with the right mixture for addressing the next challenges the Company may face and ensure its continued success.

As aforementioned, the Company’s Board is currently comprised of eight (8) directors, including three (3) outside directors. The Company’s Nominating Committee, Internal Audit Committee and Board have proposed the following five (5) nominees as the slate of directors (besides the three outside directors) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s Articles of Association and applicable law: Messrs. David Kostman (Chairman), Rimon Ben-Shaoul, Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan.

The current cash compensation terms of our non-executive directors were approved at the 2015 annual general meeting of shareholders. Accordingly, each non-executive director, including each outside director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (in each case paid in US dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. The number of Board and Board committee meetings varies from year to year. In 2019, all members of the Board participated in at least 89% of the Board and Board committee meetings held during the year, with an average participation rate of 97%. In addition, in 2012, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $132,125), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, each director of the Company is covered by the Company’s current directors’ and officers' liability insurance policy, as approved by the shareholders at the 2012 and 2015 annual general meetings (and as further described in Item 2 below), and directors and officer’s indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law and the Company’s Articles of Association. In addition, our non-executive directors are entitled to an annual equity-based award, as approved by our shareholders and pursuant to the terms of the Company’s Compensation Policy. In 2019, the actual grant date value attributed to the 2019 equity grants, calculated as of the date of the 2019 annual general meeting, was US$250,000 with respect to each of our directors (other than the Chairman) and US$750,000 with respect to our Chairman.

None of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board determined that all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Companies Law.

The following information is supplied with respect to each director nominated and recommended to be elected by the Board of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of Outbrain, Inc. and serves on the board of directors of ironSource Ltd. and Tivit S.A. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP. Mr. Ben-Shaoul also served as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a board member of the American Joint Distribution Committee and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of Unit4, a leading Dutch software company, and Syncron AB, Vice Chairman and Lead Director of Schneider SE, and a member of the board of MercuryGate, P2 Energy Services and Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor. Since September 2016 Mr. Cowan has been a director of ChannelAdvidsor, Inc. and since January 2019 the Chairman of the Board of SAI Global a private company owned by Baring Private Equity Asia. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the boards of various publicly traded companies, including ChannelAdvidsor Inc., Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed resolutions.

ITEM 2

APPROVE AND RATIFY CURRENT D&O INSURANCE AND AMENDMENT OF
TERMS FOR FUTURE D&O INSURANCE

Background

The Companies Law and our Amended and Restated Articles of Association authorize the Company, subject to receipt of all required approvals, to insure our directors and officers for liability in connection with an act performed by them in their capacity as officer holders of the Company and any of its subsidiaries, to the extent lawfully permitted and pursuant to the terms of the Compensation Policy of the Company. Under the Company's current Compensation Policy, the directors and officers liability insurance policy (the “D&O Insurance”), permits the purchase of D&O Insurance with aggregate coverage of up to $125 million (including Side A Difference in Conditions, or DIC). Pursuant to the Compensation Policy, the Company may obtain and/or renew from time to time the D&O Insurance with the same or different insurance carriers, provided that the premiums for the D&O Insurance policy, as originally approved by our shareholders in 2012, do not increase by more than 20% in any year, as compared to the previous year, or cumulatively for a number of years (unless otherwise determined by the shareholders from time to time).

Significant changes to office holders' insurance market conditions generally, stemming mainly from a substantial increase in the amount of claims filed in the U.S. and defense costs, increased regulatory investigations and additional risks, including in relation to COVID-19, led to limited availability of insurers in this market, especially for companies traded in the U.S., and to premiums rising significantly over the last two years (and continuing to rise), with no possibility to renew existing policies on the same terms.

Given these overall market conditions in relation to D&O Insurance, we could not locate, upon required renewal of our existing D&O Insurance coverage, a policy under which the premiums would not have exceeded our premium limitation under the Compensation Policy (which is based on premium levels paid in 2012 that have become inadequate). Consequently, we are required to seek shareholder approval for our 2020 D&O Insurance policy with increased premiums, as described above, retroactive to the start date of the coverage under that policy.

At the same time, we are seeking approval for future D&O Insurance terms that better reflect the current and prospective state of the D&O Insurance market for publicly traded companies, which will allow the Company to obtain the required D&O Insurance under extremely volatile market conditions. Under the Company’s current Compensation Policy there is a defined cap for D&O Insurance coverage, and a cap for premium levels. As premium levels are derived from the insurance coverage, and determined pursuant to market conditions applicable at the time of D&O Insurance renewal, we propose moving from a defined cap on premiums, to premium levels determined based on the applicable market conditions, while maintaining the current defined cap upon the overall insurance coverage. This approach is also in line with a recent staff statement issued by the Israeli Securities Authority addressing these market conditions, clarifying that approval of D&O Insurance pursuant to a company’s Compensation Policy, does not require setting defined premium caps within the Compensation Policy, provided that premium levels are determined in accordance with market conditions at the time of D&O Insurance renewal, and that the premium amount does not have a material impact on the profitability, property or financial obligations of the company.

Proposed Resolution

In light of the foregoing, our Compensation Committee and the Board have recently approved the current 2020 D&O Insurance policy, as well as the terms for future D&O Insurance policies in the next three years, to which our directors and officers (present and future) are entitled, as follows:

•
Current renewed D&O Insurance policy purchased in 2020, with a coverage (both per claim and in the aggregate, for all directors and officers) of US $84 million (including $44 million for Side A DIC coverage) and premium exceeding the current limitations under the Compensation Policy by approximately 20%.

•
Prospectively, we are proposing to maintain current coverage limits as previously approved by our shareholders and set forth in the Company’s Compensation Policy, while allowing the increase of the Side A DIC portion from $25 million, provided total coverage does not exceed $125 million as permitted pursuant to the Compensation Policy.

•
We are also proposing that prospectively, premium levels per annum, as are derived from the coverage limitations set forth in the Compensation Policy, be determined in accordance with market conditions at the time the D&O Insurance is set, and provided they shall have no material impact on the profitability, property or financial obligations of the Company.

This resolution would also constitute an amendment of our Compensation Policy. If the changes are not approved at the Meeting, our current Compensation Policy will remain valid.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to (i) approve and ratify the purchase of the current annual D&O Insurance policy described in Item 2 above, and (ii) approve the future D&O Insurance terms pursuant to the conditions set forth in Item 2 above, for the benefit of all directors and officers of the Company who may serve from time to time.”

Required Vote

Under the Companies Law, the approval of CEO compensation requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter; provided that the Shares voted in favor of the election include at least a majority of the Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest”, expect for personal interest that is not a result of such shareholders relation to the “controlling shareholders” in such matter pursuant to the requirements and as defined under the Companies Law.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Mrs. Tali Mirsky, the Company's Corporate Vice President, General Counsel and Corporate Secretary, at +972-9-775-3911 or tali.mirsky@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name”, you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their Shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 3

EXTENSION OF CEO BONUS PLAN

Background

Pursuant to the Companies Law, in general, the terms of office and employment of our Chief Executive Officer (“CEO”) should generally be consistent with the Compensation Policy and must be approved by the Compensation Committee, Board of Directors and shareholders of the Company, in that order.

The compensation package of our CEO is comprised of three main components: base salary, annual cash bonus (at 100% of the annual base salary) and equity grant. Only the base salary, is guaranteed, while the other two components, the annual cash bonus and a major portion of the equity, are at risk and conditioned upon the success of our CEO and the Company. Such package remains as approved by our shareholders at the 2018 AGM (and updated at the 2019 AGM with respect to the framework for annual equity awards).

CEO Annual Cash Bonus

The actual payout amount of our CEO’s annual bonus, is determined based on achievement of certain performance targets in accordance with an incentive plan set by our Compensation Committee and Board (the "CEO MBO Plan"). The CEO MBO Plan was previously approved by our shareholders for 3 year periods, at the 2014 and 2017 respective annual general meetings of shareholders. We are now seeking our shareholders' approval to extend the term of the CEO MBO Plan, under the same terms and conditions, for an additional 3 year period. The CEO MBO Plan is consistent with the provisions of the Compensation Policy, and the applicable principals set under the Compensation Policy shall apply to the CEO MBO Plan.

The extension of the CEO MBO Plan, based on terms previously approved by our shareholders, will comprise of the following:

1.          80% shall be measurable targets. In this respect each year there will be at least two financial measurable targets (the “Financial Measurable Targets”). For the year 2020, 70% of the Financial Measurable Targets are based on the weighted average score of a defined year over year growth rate for each of the Company’s revenues and non GAAP operating income, and 30% of the Financial Measurable Targets are based on defined financial targets set for the Company’s business units, requiring a certain year over year growth rate with respect to such financial targets. The amounts correlated to the Financial Measurable Targets will be measured against the actual annual financial results, and the weighted average of the results may increase or decrease the CEO MBO payment for overachievement or underachievement, respectively, as follows:

(i)          If the Financial  Measurable Target, as approved by the Board of Directors for that year (the "Budget") are met (for example, if the Company achieved the year over year growth rate of revenues and non GAAP operating income set by our Board for a certain year), the payment for the Financial Measurable Targets shall be 100%.

(ii)          The adjustment for overachievement or underachievement of the relevant target shall be exponential, at a rate determined in advance by our Compensation Committee and Board.

2.            20% shall be comprised of at least two measurable or non-measurable personal performance criteria, as determined each year by our Compensation Committee and Board. For the year 2020, each of the two personal performance criteria shall have an equal weight of 10%.

In any event, the aggregate amount of the CEO MBO payment will be capped at 200% of his annual base salary.

Pursuant to the CEO MBO Plan, a threshold was set under which no CEO MBO payment shall be made, which shall be 85%, calculated as a weighted average of the revenue target and the operating income target set forth in our Budget. In addition, a cap was set to the total employee bonuses (including the MBO) as a portion to any incremental operational profits above our budget, which may reduce the CEO MBO payment.

As an additional restriction, on top of the foregoing threshold, our Compensation Committee and Board may further determine each year that if a set threshold for the Company's revenues and operating profits is not met, the CEO MBO payment shall not be made or shall be reduced.

The CEO MBO Plan is in line with our Compensation Policy and was determined by our Compensation Committee and Board in order to create appropriate incentives for our CEO, with performance thresholds and payments caps, which increase responsibility and accountability with respect to the performance targets.

In determining performance targets for the year 2020 and for the following two years, our Compensation Committee and the Board consider all required factors under our Compensation Policy, including the need for the incentive plan to be aligned with the Company’s business strategy, both in the short and long term, setting performance targets at a challenging performance level, supporting the Company’s pay for performance philosophy, and weighing all relevant considerations, including market and business environment conditions, for instance, relating to COVID-19.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the extension of the CEO Bonus Plan for an additional 3 year term, as detailed in Item 3 above, be, and is hereby, approved.”

Required Vote

Under the Companies Law, approval of a compensation policy or an amendment thereto, requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter; provided that either (i) the Shares voted in favor include a majority of the Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter pursuant to the requirements and as defined under the Companies Law; or (ii) that the total number of Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter against such resolution does not exceed two percent of the outstanding Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board to set the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to set their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2019 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on April 6, 2020. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Tali Mirsky
Corporate Vice President, General Counsel and Corporate Secretary

Date: August 6, 2020